The Connecticut Light and Power Company					Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings, as defined:
Net income	$279,412	$209,725	$250,164	$244,143	$216,316
Income tax expense	141,663	94,437	90,033	132,438	118,847
Equity in earnings of regional nuclear
generating companies	(67)	(40)	(16)	(134)	(282)
Dividends received from regional equity investees	289	-	-	440	1,520
Fixed charges, as below	139,929	139,982	140,311	145,297	163,887
Less: Interest capitalized (including AFUDC)	(2,249)	(2,456)	(3,317)	(2,726)	(2,203)
Total earnings, as defined	$558,977	$441,648	$477,175	$519,458	$498,085

Fixed charges, as defined:
Interest on long-term debt (a)	$130,620	$124,894	$131,918	$134,553	$133,422
Interest on rate reduction bonds	-	-	-	7,542	19,061
Other interest (b)	3,030	8,233	809	(4,357)	3,334
Rental interest factor	4,030	4,399	4,267	4,833	5,867
Interest capitalized (including AFUDC)	2,249	2,456	3,317	2,726	2,203
Total fixed charges, as defined	$139,929	$139,982	$140,311	$145,297	$163,887

Ratio of Earnings to Fixed Charges	3.99	3.16	3.40	3.58	3.04

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For all years presented, other interest includes interest related to accounting for uncertain tax positions.